=================================================================





               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549



                           FORM 11-K



    FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
        AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (FEE REQUIRED)


          For the fiscal year ended December 31, 1993

               (Commission file number:  1-8444)

                Supplemental Retirement Plan of
                    Piedmont Aviaton, Inc.


                       USAir Group, Inc.
             2345 Crystal Drive, Arlington, VA 22227
             (Address of principal executive offices)





=================================================================

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                       Financial Statements
                    and Supplemental Schedules
                    December 31, 1993 and 1992

            (With Independent Auditors' Report Thereon)

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.





                          Table of Contents




                                                             Page


Independent Auditors' Report                                   1

Financial Statements:

   Statements of Net Assets Available for Benefits
      as of December 31, 1993 and 1992                         2

   Statements of Changes in Net Assets Available for
      Benefits for the years ended
      December 31, 1993 and 1992                               3

   Notes to Financial Statements                             4-9

Schedule I - Item 27a
   Schedule of Assets Held For Investment Purposes
      as of December 31, 1993                                 10

Schedule II - Item 27d
   Schedule of Reportable Transactions for the
      year ended December 31, 1993                            11

                  Independent Auditors' Report


The Plan Administrator and Participants
Supplemental Retirement Plan of
Piedmont Aviation, Inc.:

We have audited the accompanying statements of net assets avail-able for plan benefits of the Supplemental Retirement Plan of Piedmont Aviation, Inc. (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets avail-able for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets avail-able for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental sched-ules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemen-tal schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      /s/ KPMG Peat Marwick
                                      KPMG Peat Marwick
Washington, D. C.
June 3, 1994
                                 1

                  SUPPLEMENTAL RETIREMENT PLAN
                    OF PIEDMONT AVIATION, INC.

       Statements of Net Assets Available for Plan Benefits
       ----------------------------------------------------

                    December 31, 1993 and 1992

                                         1993           1992
                                         ----           ----
Assets:
  Investments, at fair value:
    Fidelity Retirement Government
      Money Market Fund              $    340,858   $          -
    Fidelity Magellan Fund              6,074,112              -
    Fidelity Intermediate Bond Fund     1,373,689              -
    Fidelity Equity Income Fund         4,761,205              -
    Fidelity U.S. Equity Index Fund     1,091,250              -
    USAir Common Stock Fund               601,634              -
    Pooled separate account - short-
      term investment fund                  6,650          6,469
                                      -----------    -----------
                                       14,249,398          6,469
Investments, at contract value:
  USAir Guaranteed Investment Fund     23,588,072     19,252,920
  Supplemental Retirement Plan
    Guaranteed Investment Fund                  -     17,289,860
                                      -----------    -----------
                                       23,588,072     36,542,780
                                      -----------    -----------
 Net assets available for plan
   benefits                          $ 37,837,470   $ 36,549,249
                                      ===========    ===========











See accompanying notes to financial statements.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                     PIEDMONT AVIATION, INC.


    Statements of Changes in Net Assets Available for Benefits
    ----------------------------------------------------------

               Years ended December 31, 1993 and 1992




                                           1993          1992
                                           ----          ----
Additions:
  Net appreciation in fair value
    of investments                     $   812,011   $         -
  Investment income                      2,411,690     2,757,977
  Interest income from pooled
    separate account                           181        11,944
                                        ----------    ----------
      Total additions                    3,223,882     2,769,921

Deductions:
  Benefits paid to participants          1,935,661     1,567,818
  Administrative expenses                        -           631
                                        ----------    ----------

      Total deductions                   1,935,661     1,568,449

  Increase in net assets available
    for benefits                         1,288,221     1,201,472

Net assets available for benefits:
  Beginning of year                     36,549,249    35,347,777
                                        ----------    ----------

  End of year                          $37,837,470   $36,549,249
                                        ==========    ==========







See accompanying notes to financial statements.

                  SUPPLEMENTAL RETIREMENT PLAN OF
                      PIEDMONT AVIATION, INC.

                   Notes to Financial Statements
                   -----------------------------

                    December 31, 1993 and 1992




(1)  Description of Plan

     The following brief description of the Supplemental Retire-ment Plan of Piedmont Aviation, Inc. (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     (a)  General

          The Plan is a defined contribution plan covering all former employees of Piedmont Aviation, Inc. (Piedmont). In November 1987, Piedmont Aviation, Inc. was acquired by USAir Group, Inc. (Group). Group merged Piedmont into USAir, Inc. (USAir or the Company), a wholly-owned subsidiary of Group, in August 1989. As part of the merger, the Plan was frozen as to additional contribu-tions effective July 31, 1989 with the exception of rollover contributions from the terminated Piedmont Aviation, Inc. Pilot Variable Annuity Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Vesting

          Participants are fully vested in their account at all times. Adjustments to each account for interest, distributions, etc. are made at the end of each month.

     (c)  Investment Options

          The Company selects the number and type of investment options available. The investment options are held and administered as separate, common funds by Fidelity
          Investments.

          Each participant elects the percentage, in increments of five percent, in which his/her account balance is invested in the various investment funds. The partici-pant may transfer his/her investments from one invest-ment fund to another.

          A separate account is established and maintained in the name of each participant and reflects the participants' balance invested in, and the earnings and losses at-tributed to, each investment fund. Participants are allocated a share of each fund's net investment earn-ings based upon their account balance as a percentage of the total fund balance. Net investment earnings are allocated to participants.

     (d)  Distributions

          On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or to apply such amount to the purchase of an immediate noncashable and nontransfer-able contract from a legal reserve life insurance company providing any one of several annuities (as elected by the participant).

     (e)  Administrative Expenses

          Substantially all of the administrative expenses of the Plan are paid by USAir.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been pre-pared on an accrual basis and present the net assets available for pension benefits and changes in those net assets.

          Certain amounts in the 1992 financial statements have been reclassified to conform with the current year's presentation.

     (b)  Investments

          Most of the assets of the Plan are maintained in a master trust arrangement with the assets of other defined contribution plans sponsored by USAir. The investment assets of each plan constitute individual master trust investment accounts. Form 5500 instruc-tions provide that plan assets held in this type of arrangement need not be presented as investments in a master trust. As a result, investment assets are classified by type of asset in these financial state-ments and a master trust filing is not required.

          The trustee, Fidelity Management Trust Company, main-tains the master trust under the terms of an agreement with the Plan. The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets. Fair values for assets were determined by quoted market values, when available. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value. The Plan presents in the statement of changes in net assets the net appreciation (deprecia-tion) in the fair value of its investments which con-sists of the realized gains or losses and the unreal-ized appreciation (depreciation) on those investments. Purchases and sales of investments are recorded on a trade-date basis.

          The Plan's investments in a pooled separate account are carried at fair value as determined by Aetna Life
          Insurance Company (Aetna).





                  [This space left blank intentionally]

                 SUPPLEMENTAL RETIREMENT PLAN OF
                    PIEDMONT AVIATION, INC.

                 Notes to Financial Statements
                 -----------------------------
                          (continued)

(3)  Investment Activity

     The following table presents the cash basis investment funds'
     activities, for the years ended December 31, 1993 and 1992:
                                                         Fidelity
                                                        Retirement   Fidelity    Fidelity
                                 USAir         SRP      Government   Magellan  Intermediate
                                  GIC          GIC     Money Market    Fund      Bond Fund
                              -----------  ----------- ------------ ---------- ------------
Balance, December 31, 1991   $17,850,027   $17,610,373   $      -   $        -   $        -
                              ----------    ----------    -------    ---------    ---------
  Investment income            1,370,416     1,387,562          -            -            -
  Net exchanges between
    investment funds             896,655      (896,655)         -            -            -
  Benefits paid to
    participants                (864,178)     (811,420)         -            -            -
                              ----------    ----------    -------    ---------    ---------
    Net change in investment
     funds                     1,402,893      (320,513)         -            -            -
                              ----------    ----------    -------    ---------    ---------
Balance, December 31, 1992    19,252,920 1) 17,289,860 1)       -            -            -
                              ----------    ----------    -------    ---------    ---------
  Investment income            1,589,802        45,951     10,521      499,625       93,672
  Net appreciation
   (depreciation) in
   fair value                          -             -          -      373,029       28,581
  Net exchanges between
    investment funds           4,468,190   (17,327,977)   330,337    5,209,734    1,320,225
  Benefits paid to
    participants              (1,722,840)       (7,834)         -       (8,276)     (68,789)
                              ----------    ----------    -------    ---------    ---------
    Net change in investment
     funds                     4,335,152   (17,289,860)   340,858    6,074,112    1,373,689
                              ----------    ----------    -------    ---------    ---------

Balance December 31, 1993    $23,588,072 1)$         -   $340,858   $6,074,112 1)$1,373,689
                              ==========    ==========    =======    =========    =========

                              Fidelity      Fidelity U.S.    USAir
                               Equity       Equity Index    Common
                             Income Fund        Fund      Stock Fund      Total
                             -----------    ------------  ----------   -----------
Balance, December 31, 1991   $        -      $        -   $      -    $35,460,400
                              ---------       ---------    -------     ----------
  Investment income                   -               -          -      2,757,978
  Net exchanges between
    investment funds                  -               -          -              -
  Benefits paid to
    participants                      -               -          -     (1,675,598)
                              ---------       ---------    -------     ----------
    Net change in investment
     funds                            -               -          -      1,082,380
                              ---------       ---------    -------     ----------
Balance, December 31, 1992            -               -          -     36,542,780
                              ---------       ---------    -------     ----------
  Investment income             135,349          36,770          -      2,411,690
  Net appreciation
   (depreciation) in
   fair value                   501,270          37,724   (128,593)       812,011
  Net exchanges between
    investment funds          4,216,957       1,045,606    736,928              -
  Benefits paid to
    participants                (92,371)        (28,850)    (6,701)    (1,935,661)
                              ---------       ---------    -------     ----------
    Net change in investment
     funds                    4,761,205       1,091,250    601,634      1,288,040
                              ---------       ---------    -------     ----------

Balance December 31, 1993    $4,761,205 1)   $1,091,250   $601,634    $37,830,820
                              =========       =========    =======     ==========

1) Investment fund balance represents greater than five percent of net assets available for plan benefits.

(4)  Concentration of Credit Risk

     The Plan's assets include certain investments in GICs pur-chased from insurance companies. The Plan's ultimate real-ization of amounts invested in GICs is dependent on the continued financial stability of the insurance companies that issued all of the GICs. The total amount invested in the GICs at December 31, 1993 and 1992 is $23,588,072 and $36,542,780, respectively.

(5)  Tax Status

     The Internal Revenue Service issued a letter of determina-tion in March 1987 which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code. The Plan has been amended since then. In the opinion of the Plan Administrator and the Plan's legal counsel, the Plan has operated within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code. Accordingly, the Plan is entitled to exemp-tion under the provisions of Section 401(a), and no provi-sion for federal or state income tax has been made in the accompanying financial statements.

(6)  Plan Termination

     The Company reserves the right to terminate the Plan at any time. In the event of termination, all participant contri-butions will cease and no additional participants shall enter the Plan. USAir shall provide for the assets under the Plan to be distributed in lump sum to the participants, beneficiaries or other successors in interest, the balance of their account at the time of termination.






               [This space intentionally left blank]

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form
     5500:

                                             December 31,
                                       ------------------------
                                          1993          1992
                                          ----          ----
     Net assets available for
          plan benefits per the
          financial statements         $37,837,470   $36,549,249
        Amounts allocated to with-
          drawing participants            (175,751)            -
                                        ----------    ----------
        Net assets available for
          benefits per the Form
          5500                         $37,661,719   $36,549,249
                                        ==========    ==========

     The following is a reconciliation of benefits paid to par-ticipants per the financial statements to the Form 5500:

                                                    Year ended
                                                December 31, 1993
                                                -----------------
        Benefits paid to participants per the
          financial statements                        $1,935,661
        Add:  Amounts allocated to withdrawing
                participants at December 31, 1993        175,751
        Less: Amounts allocated to withdrawing
                participants at December 31, 1992              -
                                                       ---------
        Benefits paid to participants per the
          Form 5500                                   $2,111,412
                                                       =========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                                                     Schedule I
                        SUPPLEMENTAL RETIREMENT PLAN OF
                             PIEDMONT AVIATION, INC.

              Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993

                         Description
Identity of Issue        of Investment                Cost        Current Value
- - ------------------       ---------------------     -----------    -------------
USAir Guaranteed         Guaranteed investment    $ 23,588,072     $ 23,588,072
Investment Fund          contract, interest rates
                         range from 3.25 percent
                         to 8.80 percent per annum

Fidelity Retirement      Money market fund             340,858          340,858
Government Money
Market Fund

Fidelity Magellan        Shares in registered        5,746,186        6,074,112
Fund                     investment companies

Fidelity Intermediate    Shares in registered        1,351,419        1,373,689
Bond Fund                investment companies

Fidelity Equity          Shares in registered        4,284,549        4,761,205
Income Fund              investment companies

Fidelity U.S. Equity     Shares in registered        1,055,538        1,091,250
Index Fund               investment companies

USAir Common Stock       Employer Securities           746,564          601,634
Fund

Aetna Life Insurance     Pooled separate account-        6,650            6,650
                         money market fund
                                                   -----------      -----------
Total investments                                 $ 37,119,836     $ 37,837,470
                                                   ===========      ===========
                                      10

                                                                    Schedule II

                        SUPPLEMENTAL RETIREMENT PLAN OF
                            PIEDMONT AVIATION, INC.

              Item 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1993

Aggregate transactions during the year ended December 31, 1993, with securities of the same issue, accounting for five percent of the value of plan assets at the beginning of the year were as follows:
                                      Number                 Number
                            Total       of                     of     Realized
                          Purchases  Purchases  Total Sales   Sales      Gain
                          ---------  ---------  -----------   ------  ---------
USAir Guaranteed
Investment Fund          $14,551,904     59     $10,216,752      56   $       -

Supplemental Retire-
ment Plan Guaranteed
Investment Contract          164,101      7      17,453,961      11           -

Fidelity Retirement
Government Money
Market Fund                1,262,351     87         921,493      63           -

Fidelity Magellan Fund     6,714,159    113       1,013,076      46      45,104

Fidelity Intermediate
Bond Fund                  1,649,637     63         304,528      37       6,310

Fidelity Equity Income
Fund                       4,741,178     69         481,243      31      24,614


                                         11

                          SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly autho-rized.

                                Supplemental Retirement Plan of
                                Piedmont Aviation, Inc.



                           By:  /s/ Ann Greer-Rector
                                _____________________________
                                Ann Greer-Rector
                                Vice President and Controller
                                of USAir Group, Inc. and
                                USAir, Inc.

June 29, 1994